0 82-34812

PETROBANK
ENERGY AND RESOURCES LTD.

March 9, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

TRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

dlw 4/5

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

Petrominerales

NEWS RELEASE

PETROMINERALES ANNOUNCES YEAR END RESULTS, RESERVE INCREASES AND INITIAL EXPLORATION SUCCESS

Bogotá, Colombia – March 9, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) and its 80.7% majority shareholder Petrobank Energy and Resources Ltd. (TSX/Oslo: PBG) (**"Petrobank"**) are pleased to announce strong fourth quarter and year-end financial and operating results, a 53% increase in proved plus probable reserves and initial success on our first of five exploration wells to be drilled in 2007.

JOROPO EXPLORATION SUCCESS

Our Ojo de Tigre–2 well on the Joropo block in the Llanos Basin was initially drilled to a total depth of 8,309 feet and logged and evaluated. Based on our evaluation, and the geological and hydrocarbon indications in this initial well, a decision was made to side-track to a more favorable bottom-hole location. This second well, Ojo de Tigre-2 Side-Track, was drilled to a total depth of 8,419 feet and has been cased as a potential oil well. The well was cored through certain prospective intervals with indications of high quality oil bearing sands, which was confirmed by subsequent logs indicating a primary target with net oil pay in excess of 25 feet. The well is currently being completed with production results expected over the next several weeks. Unfortunately, this portion of the Llanos Basin is subject to wet surface conditions during the summer months, but we are evaluating alternatives to allow long-term, year-round production of this well. The ultimate size of the prospect will be determined through long-term production testing and potential follow-up drilling. Successful development of this discovery will most likely include upgraded surface access, which would allow for year-round production.

This initial result at Joropo is very encouraging as we have only evaluated a very small part of the 72,257 acre Joropo Block to-date, and we have now submitted applications for two blocks adjoining Joropo totaling an additional 69,122 acres. This was the first of five exploration wells to be drilled in 2007 on our extensive exploration acreage. We have either executed or we are finalizing 13 exploration block contracts totaling 1.5 million acres in the Llanos and Putumayo Basins, making Petrominerales one of the largest exploration landholders in Colombia.

RESERVES

Petrominerales is also pleased to report on our 2006 year-end third party reserve report. Total proved plus probable reserves in Colombia have increased by 53%, based on the DeGolyer and MacNaughton ("D&M") evaluation as at December 31, 2006. All reserves stated herein are based on forecast prices and costs and are company interest reserves after Ecopetrol's (the State oil company) share, and before 8% royalties. D&M's work incorporates an update of their comprehensive geological and petrophysical evaluation of both the Orito and Neiva properties but, to date, does not include any reserves associated with our 13 exploration blocks.

Summary results of the D&M report are highlighted as follows:

- Total proved reserves increased by 42% to 13.6 million barrels.
- Total proved plus probable reserves increased by 53% to 24.5 million barrels.
- Total proved, probable and possible reserves of 33.9 million barrels.
- Total proved plus probable NPV 10% (before taxes) increased 93% to US$521.8 million (3P – US$677.7 million).
- Proved plus probable reserve additions replaced 485% of 2006 production.
- Total proved F&D costs, including expenditures incurred on exploration blocks, and changes in future development costs of US$16.18/bbl (proved plus probable US$15.54/bbl).

Reserves – Company Interest

	Light and Medium Oil (mbbl)
Developed Producing	3,947
Total Proved	13,563
Total Proved + Probable	24,531
Total Proved + Probable + Possible	33,906

Reserve Reconciliation	Total Proved	Proved + Probable	Proved + Probable + Possible
December 31, 2005 reserves	9,582	16,085	22,263
2006 production	(2,194)	(2,194)	(2,194)
Net additions	6,175	10,640	13,837
December 31, 2006 reserves	13,563	24,531	33,906
Year over year increase in reserves	42%	53%	52%
Production replacement	281%	485%	631%

Net Present Value – Before Tax (US$ millions)

	2006			
	0%	5%	10%	15%
Proved Developed	179.2	153.1	133.7	118.8
Total Proved	497.7	391.6	316.4	261.2
Proved + Probable	858.7	660.5	521.8	421.3
Proved + Probable + Possible	1,166.9	876.8	677.7	536.1

The disclosures required in accordance with National Instrument 51-101 of the Canadian Securities Administrators will be available in the Company's Annual Information Form to be filed on the SEDAR website at www.sedar.com later in March.

FINANCIAL & OPERATING HIGHLIGHTS (U.S. dollars, except where noted)

By strengthening our asset base and our balance sheet in 2006, we have positioned Petrominerales for significant growth in 2007. We entered 2006 with an excellent portfolio of opportunities and a solid base of reserves. 2006 was a year focused on developing these opportunities. Some of the highlights of 2006 include:

- On June 29, 2006, Petrominerales completed its initial public offering of common shares and its common shares commenced trading on the Toronto Stock Exchange under the symbol "PMG".
- Production more than doubled, averaging 2,194 bopd in 2006, mainly as a result of the completion of the Orito-117 and 118 wells late in the first quarter of 2006.
- Operating netbacks increased 32 percent to $43.29/bbl in 2006 reflecting increases in world crude oil prices, operating efficiencies realized from production increases and Colombia's compelling fiscal regime.
- Funds flow from operations increased by 259 percent to $28.8 million.
- Net income increased by 557 percent to $14.8 million.

FINANCIAL AND OPERATING RESULTS

The following table provides a summary of Petrominerales' financial and operating results for the three and twelve month periods ended December 31, 2006 and 2005. Consolidated financial statements with Management's Discussion and Analysis (MD&A) are now available on the Company's website at www.petrominerales.com and will also be available on the SEDAR website at www.sedar.com.

	Three months ended December 31,		%	Years ended December 31,		%
	2006	2005 (1)	change	**2006 (1)**	2005 (1)	change
Financial (U.S.$000s, except where noted)						
Crude oil revenue	**11,038**	3,932	181	**43,676**	16,671	162
Funds flow from operations (2)	**6,745**	1,838	267	**28,789**	8,020	259
Per share – basic and diluted (U.S.$) (3)	**0.07**	0.02	250	**0.33**	0.10	230
Net income	**2,677**	257	942	**14,798**	2,253	557
Per share – basic and diluted (U.S.$) (3)	**0.03**	-	-	**0.17**	0.03	467
Capital expenditures	**23,617**	19,605	20	**73,365**	32,206	128
Total assets	**181,407**	88,317	105	**181,407**	88,317	105
Cash and working capital (deficit)	**11,469**	(15,225)		**11,469**	(15,225)	
Common shares outstanding, end of period (000s)						
Basic	**95,000**	79,000	20	**95,000**	79,000	20
Diluted	**98,051**	79,000	24	**98,051**	79,000	24
Operations						
Operating netback (U.S.$/bbl)						
Crude oil revenue	**50.58**	44.75	13	**54.54**	44.30	23
Royalties	**4.05**	3.59	13	**4.38**	3.54	24
Production expenses	**7.35**	8.59	(14)	**6.87**	7.84	(12)
Operating netback	**39.18**	32.57	20	**43.29**	32.92	32
Average daily crude oil production (bbls)	**2,372**	955	148	**2,194**	1,031	113
Proved plus probable reserves (mbbls) (4)				**24,531**	16,085	53
NPV 10% before tax (U.S.$ millions)				**521.8**	271.0	93

(1) Amounts in the periods ending on or before June 30, 2006 have been translated and restated in United States dollars from the previously reported Canadian dollar amounts. See "Change in Accounting Policy" within Management's Discussion and Analysis ("MD&A").
(2) Calculated based on cash flow from operations before changes in non-cash working capital.
(3) Assumed weighted average number of basic and diluted shares totalled 78,999,900 prior to incorporation on April 20, 2006. See "Formation of the Company" within MD&A.
(4) Company working interest before deduction of royalties.

OPERATIONAL UPDATE

During the fourth quarter the activities of Petrominerales were focused on continuing development in Orito, implementing our pilot fracture stimulation program in Neiva and preparing for a significant exploration drilling program in the Llanos and Putumayo Basins.

Fourth quarter 2006 production averaged 2,372 bopd compared 955 bopd in the fourth quarter of 2005 and 2,420 bopd in the third quarter of 2006. The significant increase from the prior year period is mainly due to

the success of the Orito-117 and 118 completions at the end of the first quarter of 2006 which proved-up a significant southwest extension to the Orito field. The decrease from the prior quarter is mainly a result of certain wells being taken off production during the period for workovers, delays in bringing new production on-line and due to natural declines.

Since closing our IPO at the end of the second quarter of 2006 we have now drilled four new wells at Orito, but have been delayed in bringing production online due to limited access to equipment and services or down-hole mechanical problems. As can be seen from our independent reserve report, we have had a very successful drilling year in 2006. All of our development wells encountered significant oil columns. However, at the present time, a number of these wells are offline or awaiting services, final completion or equipment installation due to the lack of sufficient or suitable services. In an effort to mitigate these challenges we have placed three drilling rigs under long-term contract and we also plan to secure the required completion equipment under long-term contract to ensure existing wells and our new wells planned for 2007 are brought onstream as quickly as possible. This remains a significant challenge for our operations group given the record activity levels in the Colombian oil industry.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank (TSX/Oslo Bors: PBG).

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales or Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Corey C. Ruttan, Vice-President Finance and CFO
Telephone: (403) 750-4400

Petrominerales

Petrominerales Ltd.
Calle 114 No. 9-45,
Torre B Oficina 1506,
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

END